UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                          American Quantum Cycles, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Series B Convertible Preferred
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                         (Title of Class of Securities)

                                    02914P20
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                                 (CUSIP Number)

        John A. Eckstein, Fairfield and Woods, P.C., 1700 Lincoln Street,
                 Suite 2400, Denver, Colorado 80203 303-830-2400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 25, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and if filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     02914P20
          ----------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Lionel Mercier and Janice Mercier

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   X

     (b)  ___

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     00

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)___

6.   Citizenship of Place or Organization

     Canadian Citizenship

Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power                      75,000

8.   Shares Voting Power

9.   Sole Dispositive Power                 75,000

10   Shares Dispositive Power

11.  Aggregate Amount Beneficially Owned
     by Each Reporting Person               75,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___

13.  Percent of Class Represented by amount in Row (11)

     15%

14.  Type of Reporting Person (See Instructions)

     IN

Item 1: Security and Issuer
---------------------------

Series B Convertible Preferred shares. The principal place of business for American Quantum Cycles, Incorporated is 731 Washburn Road, Melbourne, FL 32934.


Item 2: Identity and Background
-------------------------------

     a.   Lionel Mercier and Janice Mercier
     b.   164 Roxton Road, Oakville, Ontario Canada, L6H6N1
     c.   Vice President and General Manager; American Motorcycle Company
     d.   No
     e.   No
     f.   Canadian.


Item 3: Source and Amount of Funds or Other Consideration
---------------------------------------------------------

The registrants acquired the referenced securities from the issuer through an agreement providing for an exchange of all their stock in American Motorcycle Company, a Delaware corporation, for the referenced securities and a subsequent merger of American Motorcycle into a wholly-owned subsidiary of the issuer.


Item 4: Purpose of Transaction
------------------------------

The "purpose" of the acquisition of the securities of the issuer was an extraordinary corporate transaction, namely an acquisition by American Quantum Cycles, Inc. of American Motorcycle and then a merger of American Motorcycle Company into a wholly-owned subsidiary of American Quantum Cycles, Inc. (see Exhibit A). A board meeting is proposed for September 25 and 26, 2000; it is believed by registrants that a change in the composite of the present board of directors and officers of issuer may then take place.


Item 5: Interest in Securities of Issuer
----------------------------------------

     a. The aggregate number of shares beneficially owned by the registrants is 75,000 Series B Preferred shares or fifteen percent (15%) of the aggregate of all Series B Preferred stock issued in the acquisition by the issuer; Series B Preferred shares will be convertible into common shares of the issuer (upon the approval by issuer's common shareholders of an increase in the authorized common stock of the issuer), and upon approval by the shareholders and conversion by the registrants thereafter. Registrants will then own approximately seven and a half percent (7.5%) of common shares of the issuer. The transaction closing took place at the principal place of business of the issuer in Melbourne, Florida.

     b. Each share of Series B Preferred stock has 38.3 votes, when each share of common stock has one (1) vote. The registrants are joint tenants and share power to vote and dispose of the securities.
     c. On or about August 28, 2000, the registrants received 75,000 shares of Series B Preferred Shares convertible into 38.39 common shares of American Quantum.
     d.   Not applicable
     e.   Not applicable


Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

The securities of the registrants are subject to the provisions of a Pooling Agreement effective the 25th day of August, 2000, a copy of which is attached hereto. The securities are subject to substantial restrictions on transfer when subject to the Pooling Agreement. While the securities are subject to the agreement, the registrants may vote them as they see fit. In the event that Mr. Mercier is employed by the issuer on December 28, 2000, then one-half of the subject securities will be released from the restrictions of the Pooling Agreement; in the event that Mr. Mercier is employed by or consulting with the issuer on December 28, 2001, then the remaining shares will be released.


Item 7: Material to be Filed as Exhibits
----------------------------------------

     a. Merger Agreement dated August 15, 2000 (including Certificate of Designations of Series B Preferred shares, other exhibits omitted)
     b.   Equity Pooling Agreement dated August 25, 2000


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2000


/s/ Janice Mercier
------------------
Janice Mercier


/s/ Lionel Mercier
------------------
Lionel Mercier

Beneficial Owners